Exhibit 99.1

Golden Star Announces Results of Special Meeting

TORONTO, Sept. 18, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Corporation") is pleased to announce that both resolutions put before shareholders of the Corporation at yesterday's Special Meeting were duly passed.

The results of the votes were as follows:

Resolution #1	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass the Private Placement Resolution[1] approving the issuance of 163,210,500 common shares of the Corporation to La Mancha Holding S.à r.l.	183,836,439	1,941,611	98.95%	1.05%

Resolution #2	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass the Consolidation Resolution[1] on the basis of 1 post-consolidation common share for every 5 pre-consolidation common shares.	291,235,443	10,187,800	96.62%	3.38%

Notes: 1. As defined in the Management Information Circular of the Corporation dated August 14, 2018.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/September2018/18/c6514.html

%CIK: 0000903571

For further information: For further information, please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 18-SEP-18